Exhibit 4: Organizational Structure

HR Ratings

Ownership Structure



Alberto Isaac Ramos Suárez
José Anibal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
HR Ratings LLC


Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Deputy Chief Economic Analysis Officer
Head of Business Development
US Business Development Executive Director
Business Development Executive Director
BD Director
BD Associate Director
BD Sr. Analyst
BD Analyst
Treasury and AP Sr. Executive Director
2 Treasury and AP Associate
Treasury and AP Sr. Analyst
2 Treasury and AP Analyst
Human Resources and Material Resources Sr. Excecutive Director
Human Resources Director
HR Associate
HR Sr. Analyst
2 HR Analyst
US HR Analyst
Receptionist
IT Director
IT Associate Director
IT Sr. Associate
IT Sr. Analyst
IT Analyst
Data Sr. Analyst
Data Analyst
Internal Lawyer
Communications Associate
Operations Associate Director
Operations Sr. Associate
Operations Associate
3 Operations Analyst
Style Editor
Logistics Associate
2 Logistics
4 Cleaning Staff
15 Security Staff
Logistics
Accounting Associate
2 Accounting Analyst
Compliance Associate Director
3 Compliance Sr. Analyst
Compliance Analyst
C. of the Board Assistant
Public Finance and Sovereign Debt Director
Public Finance and Sovereign Debt Manager
Public Finance and Sovereign Debt Sr. Associate
3 PF Sr. Analyst
2 EASD Sr. Associate
Public Finance and Infrastructure Sr. Executive Director
PF Manager
2 PF Associate
2 PF Sr. Analysts
2 PF Analyst
Infrastructure Manager
Infrastructure Sr. Analyst
Sustainable Impact Director
Sustainable Impact Sr. Analyst
Corporates / ABS Sr. Executive Director
2 Corporates / ABS Managers
3 Corporates Associate
4 Corporates Sr. Analyst
3 Corporates Analyst
Vacancy Corporates Intern
3 US Corporates Sr. Analyst
5 US Corporates Analyst
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Manager
2 FI Sr. Associate
2 FI Associate
7 FI Sr. Analyst
7 FI Analyst
FI Intern
US FI Analyst at LLC
Metodological Criteria Sr. Associate
Metodological Criteria Analyst
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant

Credit Rating Agency